
Mail Stop 3628

June 15, 2009

VIA FACSIMILE and US MAIL

Mr. Robert T. Sullivan
President
Tiberius Management, Inc.
303 East Wacker Drive - Suite 311
Chicago, IL 60601

      Re: MathStar, Inc.
              Schedule TO-T filed June 1, 2009
              Filed by Tiberius Capital II, LLC
              File No. 5-81298

      We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

      The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T
General

1.   The disclosure in the Offer to Purchase indicates that Tiberius Capital II, LLC is a newly-formed entity created solely to engage in this tender offer. Rule 14d-1(g)(2) defines the term "bidder" as any person who makes a tender offer or "on whose behalf a tender offer is made." Thus, the bidder concept encompasses

persons or entities other than the actual purchaser of securities in a tender offer. Where an entity has no independent operations and has been created with the sole purchase of affecting a tender offer, we look beyond the named bidder to those "on whose behalf" the offer is being made. See "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the "Current Issues and Rulemaking Projects" outline (November 2000) available on our Web site at www.sec.gov. For the reasons discussed in that outline, we believe you must add additional persons or entities as bidders in this offer. Some individuals and entities who we believe should considered as bidders are: Tiberius Management, Inc., Hyperion Capital, L.P., Hyperion Capital Management, LLC, Fife Trading, Inc., and John M. Fife. Control persons of these entities may also be required bidders, depending on the analyses outlined above. Since each bidder must individually satisfy the disclosure, filing and dissemination requirements of Schedule TO and Regulation 14D, adding new bidders may require you to extend the Offer and disseminate new offering materials, depending on the materiality of the new disclosure you provide. Please note that, to the extent applicable, you should also comply with the comments below as to any new bidders.

Item 10. Financial Statements.

2. We have reviewed the disclosure provided on page 23 of the Offer to Purchase in response to Item 10 of Schedule TO, and require further information on how the Purchaser concluded that the financial information required by Item 10 was immaterial. Please expand upon your explanation why financial statements are not material and should not be furnished in accordance with Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A. Please refer to Instruction 2 of Item 10 of Schedule TO. We note that the consideration consists solely of cash and that the offer is not subject to any financing condition, but the Purchaser is not a public reporting company, nor is the offer for all outstanding securities of the subject class.

Exhibit (a)(1)(A): Offer to Purchase, dated June 1, 2009
General

3. In your Q&A section, please disclose how many shares the Purchaser and its affiliates own and how many shares will have to be tendered (other than the shares you and your affiliates own) in order to meet the Minimum Tender Condition.

Introduction, page 10

4. We note your discussion of the offer conditions set forth under this section. Please note that conditions to a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect

control of the Purchaser. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Because the determination of whether or not several of the offer conditions have been triggered appears to remain in the Purchaser's sole discretion, the assertion of offer conditions appears to be within the exclusive control of the Purchaser. For example, we refer you to the following conditions: (i) the No Takeover Defenses Condition; (ii) the Minimum Cash Condition; (iii) the No-Impairment Condition; (iv) the Section 203 Condition; (v) the Board Control Condition; and (vi) the Minimum Stockholders' Equity Condition. Because the Purchaser has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the Purchaser has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the Purchaser's discretion may be judged.

5. As you aware, all offer conditions other than regulatory approvals must be satisfied or waived prior to expiration of the Offer. In that regard, we note your language discussing the "Minimum Cash Condition" and the "Board Control Condition." In these instances, it is unclear how the conditions may be fulfilled prior to the expiration date of the tender offer. For example, you indicate in the Minimum Cash Condition and the Minimum Stockholders' Equity Condition that the consummation of the Offer is conditioned on MathStar retaining at least $13.75 million in cash or long-term marketable securities and retaining at least $14 million in total stockholders' equity, respectively, "*at the time* Purchaser assumes control of MathStar's Board of Directors." (Emphasis added). The language "at the time" suggests that such conditions may be determined only after the expiration date of the tender offer. Please advise us or revise your disclosure accordingly. Similarly, in your discussion of the Board Control Condition, you provide that consummation of the Offer is conditioned upon the Purchaser taking control of MathStar's board by means of the resignation of three current MathStar directors. Please revise your disclosure to explain whether such resignation will have to occur before the expiration date, or after the expiration date. If the latter, please explain how that is consistent with our position that all offer conditions other than regulatory approvals must be satisfied or waived prior to the expiration of the offer.

Acceptance for Payment and Payment of Shares, page 14

6. We note your disclosure here that the Purchaser reserves the right to assign or transfer to one or more affiliates the right to purchase tendered equity shares. Please note that if the Purchaser does so, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the offer period and may require the offering circular

to be revised to provide all of the disclosure required by Schedule TO as to that
entity. Please confirm your understanding in your response letter.

Certain Information Concerning the Company, page 21

7. We note your disclaimer of responsibility for information contained in your
offering document that has been extracted from MathStar's reports and other
documents. While you may include appropriate language about the limits on the
reliability of the information, you may not disclaim responsibility for its accuracy
or completion. Revise accordingly.

Sources and Amounts of Funds, page 23

8. We note the offer is expected to be consummated with available cash and cash
equivalents. Notwithstanding this disclosure, affirmatively state whether or not
any alternative financing plan exists. See Item 1007(b) of Regulation M-A.

Dividends and Distributions, page 26

9. We note the disclosure here that should MathStar "declare, set aside, make or pay
any dividend on the Shars or make any other distribution . . . .," the purchase price
payable by you will be reduced to the extent any payment is made in cash. Please
note that in our view, if you reduce the offer consideration by the amount of any
dividend or distribution declared by MathStar, you must inform security holders
of this development and may be required to extend the offer to allow shareholders
time to react in accordance with Rules 14d-4(d) and 14e-1(b). Please revise your
disclosure to reflect that an adjustment to the offer consideration due to any
dividends or other distributions declared with respect to his or her tendered shares
may require an extension of the offer in accordance with Rules 14d-4(d) and 14e-
1(b).

Conditions of the Offer, page 26

10. We note the representation in the last paragraph of this section that the Purchaser
may assert the conditions regardless of the circumstances giving rise to such
conditions. Please revise to remove the implication that the offer conditions may
be triggered through action or inaction by the Purchaser.

11. In the last paragraph in this section, the Purchaser explains the failure to exercise
any of the rights will not be deemed to be a waiver of any offer condition. Please
note that when a condition is triggered and the offeror decides to proceed with the
offer, we believe that this decision is tantamount to a waiver of the triggered
condition. Depending on the materiality of the waived condition and the number
of days remaining in the offer, you may be required to extend the offer and

recirculate new disclosure to security holders. Please confirm your understanding in your response letter. Additionally, please confirm your understanding to us that if an offer condition is triggered, you will notify security holders whether or not you have waived an offer condition.

Miscellaneous, page 28

12. The disclosure here states that the Offer is not being made into (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer. This includes holders of Shares located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where the Purchaser is prohibited from making the Offer, the exception is limited. Please revise or advise in your response letter as to your authority for excluding target holders of Shares not encompassed within Rule 14d-1(b)(2).

*   *   *

As appropriate, please amend your filings in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (312-565-8300)
cc: Eric M. Fogel, Esq.
        Schuyler, Roche & Crisham, P.C.